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                             December 6, 2023

       Rich Berliner
       Chief Executive Officer
       Digital Locations, Inc.
       1117 State Street
       Santa Barbara, CA 93101

                                                        Re: Digital Locations,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 20,
2023
                                                            File No. 333-274849

       Dear Rich Berliner:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 20, 2023

       Special Information Regarding Forward-Looking Statements, page 6

   1. We note your response to prior comment two and reissue it. Please revise to update your disclosure regarding
forward-looking statements. In that regard, we note your disclosure on page 20 regarding
penny stock considerations. Since your common stock is considered a penny stock, reliance
upon the safe harbor provided by the Private Securities Litigation
                                                        Reform Act of 1995 is
not available.
       We are in the early stages of development and have limited operating history on which you can base an investment decision, page 6

   2. We note your response to prior comment three, including your revised disclosure at page 4 indicating that,
previously, the Company was engaged in the business of maintaining its portfolio of acquired
small cell sites to help meet the then-expected demand of rapidly
 Rich Berliner
Digital Locations, Inc.
December 6, 2023
Page 2
         growing 5G networks; that you currently receive revenue from previously developed sites;
         and that you are no longer adding additional locations to this business nor are you seeking more sites. However, these revisions appear inconsistent with your risk factor disclosure indicating that your ability to obtain additional financing and generate revenue will depend on whether you can successfully develop and acquire a large portfolio of cell tower sites to make the transition from a development stage company to an operating company. Please revise or advise.
We have outstanding convertible promissory notes and substantial dilution could occur, page 9

3. We note your response to prior comment six and reissue it in part. Please revise to quantify the potential dilutive impact of the outstanding convertible notes.
If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected, page 11

4. We note your response to prior comment five and your disclosure that if you fail to maintain effective internal controls over financial reporting, the price of your common stock may be adversely affected. Please revise this risk factor to include the disclosure from your annual report on Form 10-K for the fiscal year ended December 31, 2022 that management concluded that your internal control over financial reporting was not effective as of December 31, 2022.
Security Ownership of Certain Beneficial Owners and Management, page 40

5. Please update the disclosure in this section to provide information as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note that the table in this section provides information as of September 30, 2023.
General

6. We note your response to prior comment 12 and reissue it in part. Please revise to disclose
FirstName LastNameRich Berliner
       any material market activities of GHS, including any short selling of
the company   s
Comapany   NameDigital
       securities or otherLocations, Inc.
                          hedging activities, that GHS may or has engaged in,
including prior to
       entering
December        intoPage
           6, 2023   the Equity
                         2      Financing Agreement.
FirstName LastName
 Rich Berliner
FirstName  LastNameRich  Berliner
Digital Locations, Inc.
Comapany6,
December   NameDigital
             2023       Locations, Inc.
December
Page 3    6, 2023 Page 3
FirstName LastName
       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Callie Tempest Jones